UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2019

TPG PACE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38136	98-1350261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(Address of principal executive offices, including zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	TPGH	New York Stock Exchange
Units, each consisting of one Class A Ordinary Share and one-third of one Warrant	TPGH-U	New York Stock Exchange
Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	TPGH-WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed by TPG Pace Holdings Corp., a Cayman Islands exempted company (the “Company”), in its Current Report on Form 8-K (the “Prior 8-K”) as filed with the U.S. Securities and Exchange Commission on June 13, 2019, in connection with the Transaction Agreement, as amended, (the “Transaction Agreement”), dated as of June 13, 2019 by and among the Company, each of the shareholders of Accel Entertainment, Inc. (“Accel”) named as Sellers therein and David W. Ruttenberg and John S. Balakar (as successor to Gordon Rubenstein) (each of David W. Ruttenberg and John S. Balakar in their capacity as a shareholder representative), and with respect to the purchase by the Company of all outstanding common stock and preferred stock of Accel (the “Stock Purchase”) and the other transactions contemplated by such Transaction Agreement (collectively, the “Business Combination”), among other items disclosed, (i) subject to the terms and conditions of the Transaction Agreement, immediately prior to the Stock Purchase, the Company intends to domesticate (or transfer by way of continuation as a matter of Cayman Islands law) as a Delaware corporation (the “Domestication”) in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Law (2018 Revision) whereupon each of its Class A ordinary shares, par value $0.0001 per share (“Existing Parent Class A Shares”) shall be converted into one share of Class A-1 common stock, par value $0.0001 per share (“New Parent Class A-1 Stock”) and (ii) the Company entered into subscription agreements on June 13, 2019 (the “Original Subscription Agreements”), with certain investors (the “General Investors”), including one of its affiliates (the “Pace Affiliate” and, together with the General Investors, the “Original Investors”) pursuant to which the Original Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such Original Investors, 4,403,132 shares of New Parent Class A-1 Stock (as defined below) for a purchase price of $10.22 per share for approximately $45 million (the “Original Private Placement”). On August 13, 2019, the Company entered into an additional subscription agreement (the “Additional Subscription Agreement” and, together with the Original Subscription Agreements, the “Subscription Agreements”) with an affiliate of Accel (the “Additional Investor,” and together with the Original Investors, the “Investors”), who had previously sold its company to Accel, pursuant to which the Additional Investor will purchase 293,543 shares of New Parent Class A-1 Stock for approximately $3 million (together with the Original Private Placement, the “Private Placement”). The Additional Subscription Agreement is on the same terms as the subscription agreements previously entered into on June 13, 2019 with the General Investors.

The Subscription Agreements are conditioned upon the satisfaction or waiver of all conditions precedent to the closing of the Stock Purchase and other customary conditions, and is expected to close concurrently with the Stock Purchase. The proceeds from the Private Placement will be used to fund a portion of the cash consideration required to effect the Stock Purchase.

A form of the Subscription Agreement with General Investors was filed as Exhibit 10.1 to the Prior 8-K and is incorporated herein by reference, and the foregoing description of the Subscription Agreement is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference herein. The New Parent Class A-1 Stock to be issued pursuant to the Subscription Agreements, will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Legend Information

Additional Information and Where to Find It

The Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus with respect to the Company’s securities to be issued in connection with the proposed Business Combination. The Registration Statement will contain important information about the proposed Business Combination and related matters. COMPANY SHAREHOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com.

In addition, the Company intends to file with the SEC a proxy statement on Schedule 14A (the “Extension Proxy”). The Extension Proxy will contain important information about the proposed extension of the date by which the Company has to consummate a business combination from September 30, 2019 to December 31, 2019 (the “Extension”) and

related matters. COMPANY SHAREHOLDERS ARE URGED AND ADVISED TO READ THE EXTENSION PROXY CAREFULLY WHEN IT BECOMES AVAILABLE. The Extension Proxy and other relevant materials (when they become available) and any other documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Extension Proxy by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com.

Participants in the Solicitation

The Company, Accel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed Business Combination. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 13, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that the Company intends to file with the SEC.

The Company, Accel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed Extension. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 13, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company shareholders in connection with the proposed Extension will be set forth in the Extension Proxy for the proposed Extension when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Extension will be included in the Extension Proxy that the Company intends to file with the SEC.

Forward Looking Statements

This Current Report includes “forward looking statements” as defined within the Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included in this Current Report regarding the proposed Business Combination or the proposed Extension, the Company’s ability to consummate the Business Combination or complete the Extension, the benefits of the Business Combination or the Extension and the future financial performance of the Company following the Business Combination or the Extension, as well as the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. Forward-looking statements may be identified by the use of words such as “could,” “should,” “will,” “may,” “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement and the proposed Business Combination; (2) the risk that the proposed Business Combination disrupts current plans and operations of Accel or its subsidiaries or the Company as a result of the announcement and consummation of the Business Combination; (3) the inability to complete the proposed Business Combination; (4) litigation relating to the Business Combination, including the lawsuit related to the Business Combination filed by Clairvest Equity Partners V Limited Partnership, through its general partner Clairvest GP Manageco Inc., Clairvest Equity Partners V-A Limited Partnership, and CEP V Co- Investment Limited Partnership, through their general partner Clairvest General Partner V L.P., through its general partner Clairvest GP (GPLP) Inc.; (5) the inability to complete the private placements as set forth in the Subscription Agreements; (6) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (7) the inability to meet the NYSE’s listing standards following the consummation of the Business Combination; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or Accel may be adversely affected by other economic, business, and/or competitive factors; (11) the risk that proposals to complete the Extension are not approved; and (12) other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made. Forward-looking statements included in this Current Report speak only as the date of this Current Report, the Company undertakes no commitment to update or revise the forward looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or proposed Extension or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in the Cayman Islands.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

10.1*	Form of Subscription Agreement with General Investors (incorporated herein by reference to Exhibit 10.1 filed with the Registrant’s Current Report on Form 8-K filed by the Registrant on June 13, 2019 (File No. 001-38136)).

*	Incorporated herein by reference as indicated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG PACE HOLDINGS CORP.

By:	/s/ Karl Peterson
Karl Peterson Chief Executive Officer

Date: August 19, 2019